Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-281071
July 30, 2024

Netflix, Inc.

Pricing Term Sheet

Issuer:	Netflix, Inc.
Ratings:*	Baa1 / A (Moody’s / S&P)
Settlement Date:**	T+2; August 1, 2024
Joint Book-Running Managers:	Morgan Stanley & Co. LLC Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Wells Fargo Securities, LLC Citigroup Global Markets Inc. Santander US Capital Markets LLC SG Americas Securities, LLC
Co-Managers:
ANZ Securities, Inc.
BNP Paribas Securities Corp.
BofA Securities, Inc.
HSBC Securities (USA) Inc.
RBC Capital Markets, LLC
Standard Chartered Bank***
Loop Capital Markets LLC
Drexel Hamilton, LLC
R. Seelaus & Co., LLC
Samuel A. Ramirez & Company, Inc.

4.90% Senior Notes due 2034

Title:	4.90% Senior Notes due 2034
Principal Amount:	$1,000,000,000
Coupon:	4.90%
Maturity Date:	August 15, 2034
Benchmark Treasury:	4.375% due May 15, 2034
Benchmark Treasury Price and Yield:	101-25+; 4.149%
Spread to Benchmark Treasury:	+ 80 basis points
Yield to Maturity:	4.949%
Price to Public:	99.614% of the principal amount
Interest Payment Dates:	Semi-annually on February 15 and August 15, commencing on February 15, 2025

Optional Redemption:
Prior to May 15, 2034 (three months prior to the maturity date of the 2034 notes) (the “2034 Notes Par Call Date”), the issuer may redeem the 2034 notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:
(1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the 2034 Notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points less (b) interest accrued to the date of redemption, and
(2) 100% of the principal amount of the notes to be redeemed plus, in either case, accrued and unpaid interest thereon to the redemption date.
On or after the 2034 Notes Par Call Date, the issuer may redeem the notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Change of Control Put:	101% of the principal amount plus accrued and unpaid interest
CUSIP / ISIN:	64110LAZ9 / US64110LAZ94

5.40% Senior Notes due 2054

Title:	5.40% Senior Notes due 2054
Principal Amount:	$800,000,000
Coupon:	5.40%
Maturity Date:	August 15, 2054
Benchmark Treasury:	4.250% due February 15, 2054
Benchmark Treasury Price and Yield:	97-10; 4.414%
Spread to Benchmark Treasury:	+ 100 basis points
Yield to Maturity:	5.414%
Price to Public:	99.790% of the principal amount
Interest Payment Dates:	Semi-annually on February 15 and August 15, commencing on February 15, 2025

Optional Redemption:
Prior to February 15, 2054 (six months prior to the maturity date of the 2054 notes) (the “2054 Notes Par Call Date”), the issuer may redeem the 2054 notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:
(1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the 2054 Notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points less (b) interest accrued to the date of redemption, and
(2) 100% of the principal amount of the notes to be redeemed plus, in either case, accrued and unpaid interest thereon to the redemption date.
On or after the 2054 Notes Par Call Date, the issuer may redeem the notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Change of Control Put:	101% of the principal amount plus accrued and unpaid interest
CUSIP / ISIN:	64110LBA3 / US64110LBA35

*The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating.

**Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the first business day preceding the settlement date will be required, by virtue of the fact that the notes initially will settle in T+2, to specify alternative settlement arrangements to prevent a failed settlement. Purchasers who wish to trade the notes prior to one business day before delivery should consult their advisors in this regard.

***Standard Chartered Bank will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of FINRA.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649; Goldman Sachs & Co. LLC toll-free at 1-866-471-2526; J.P. Morgan Securities LLC collect at 1-212-834-4533; or Wells Fargo Securities, LLC at 1-800-645-3751.